

February 16, 2011

Mr. Joseph Brown
Chief Executive Officer
MBIA INC.
113 King Street
Armonk, NY 10504

Re: MBIA INC.
Form 10-K filed March 1, 2010
Form 10-Q filed May 10, 2010
Form 10-Q filed November 9, 2010
Schedule 14A filed March 18, 2010
File No. 001-9583

Dear Mr. Brown:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief